UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-0402

DC

1226649

DIVISION OF
CORPORATION FINANCE

03000782

March 17, 2003

James Earl Parsons
Counsel
ExxonMobil Corporation
5959 Las Colinas Boulevard
Irving, TX 75039-2298

Act 1934
Section
Rule 14A-8
Public
Availability 3/17/2003

Re: ExxonMobil Corporation

Dear Mr. Parsons:

This is in regard to your letter dated March 10, 2003 concerning the shareholder proposal submitted by The Catholic Funds, Inc., Joan Boyle and Northstar Asset Management Inc. for inclusion in ExxonMobil's proxy materials for its upcoming annual meeting of security holders. Your letter indicates that you intend to include the proponents' revised proposal, and that ExxonMobil therefore withdraws its request for a no-action letter from the Division received on January 27, 2003 [dated January 23, 2002]. Because the matter is now moot, we will have no further comment.

Sincerely,

Alex Shukhman
Attorney-Advisor

PROCESSED
APR 11 2003
THOMSON
FINANCIAL

cc: Scott Klinger
Co-Director
United for a Fair Economy/Responsible Wealth
37 Temple Place
2nd Floor
Boston, MA 02111

Exxon Mobil Corporation
5959 Las Colinas Boulevard
Irving, Texas 75039-2298
972 444 1478 Telephone
972 444 1432 Facsimile
james.e.parsons@exxonmobil.com

James Earl Parsons
Counsel

ExxonMobil

January 23, 2002

VIA Network Courier

U. S. Securities and Exchange Commission
Division of Corporation Finance
Office of Chief Counsel
450 Fifth Street, N.W.
Washington, DC 20549

RE: Securities Exchange Act of 1934 -- Section 14(a); Rule 14a-8
Omission of Shareholder Proposal Regarding Additional Director Nominees

Gentlemen and Ladies:

Enclosed as Exhibit 1 are copies of correspondence between The Catholic Funds and Exxon Mobil Corporation regarding a shareholder proposal for ExxonMobil's upcoming annual meeting. Exhibit 1 also includes copies of correspondence between "co-sponsors" of the proposal and ExxonMobil.[1] We intend to omit the proposal from our proxy material for the meeting for the reasons explained below. To the extent this letter raises legal issues, it is my opinion as counsel for ExxonMobil.

Proposal is materially false and misleading

The proposal contains numerous false and misleading statements and impugns the character, integrity and capability of ExxonMobil's current directors without support in contravention of Rule 14a-9. The proposal may therefore be omitted under Rule 14a-8(i)(3).

The first paragraph of the "Whereas" clause states that "the Board selects the directors, with shareholders having only the symbolic right of affirmation ...." This is a false statement of law. Although the Board is authorized to fill vacancies between annual meetings, the full Board is elected annually by plurality vote of the shareholders. The Board nominates a slate of candidates for each annual election, but the proxy solicited by the company specifically provides shareholders with the means to withhold authority to vote for some or all of the Board's nominees as required by Rule 14a-4. In addition, dissatisfied shareholders are free to solicit proxies for competing nominees. Rule 14a-12(c) and other proxy rules have been adopted to

[1] The initial lead proponent, Jennifer Ladd, withdrew after failing to provide timely proof of eligibility.

regulate that very situation. ExxonMobil's Board Affairs Committee (our nominating and corporate governance committee) also considers any candidate suggested by shareholders.

The second paragraph of the "Whereas" clause suggests that the Board's nominees are not willing to compete in an election for their posts. To the contrary, by agreeing to accept the Board's nomination, each nominee thereby agrees to compete against any other candidates for whom another person or group may choose to solicit proxies.

The third paragraph of the "Whereas" section incorrectly states the number of non-employee directors of ExxonMobil. ExxonMobil's Board currently has 13 members, 11 of whom are independent non-employee directors.

The fourth "Whereas" paragraph states that "[t]he Board's responsibility is to balance" the "varied interests" of "customers, shareholders (especially institutional investors and pension funds), knowledge employees [sic] and communities." This is an incorrect characterization of corporate law. While the Board must of course take account of many varied interests, the Board's fiduciary responsibility runs solely to the shareholders. The interests of other groups are not "balanced" against the interests of shareholders. The interests of other groups are taken into account so that the Board may most effectively serve the interests of the shareholders. It is also not correct to imply that the Board has a greater fiduciary duty to institutional investors and pension funds than to other shareholders.

The fifth paragraph of the "Whereas" clause alleges that "[t]he fact that the overwhelming majority of Exxon Mobil directors either report to the CEO or are themselves CEOs at other companies raises serious concerns about potential conflicts of interest in setting executive compensation." The paragraph is false and misleading, impugns the integrity of our directors, and amounts to a charge of improper conduct without foundation.

As noted above, 11 of ExxonMobil's 13 current directors are independent. All of the members of ExxonMobil's Board Compensation Committee ("BCC"), which determines senior executive compensation, are independent. The BCC conducts a formal annual performance evaluation of the CEO. The other independent directors of ExxonMobil are invited to attend and participate in that meeting, but neither the CEO nor any other officer or employee of ExxonMobil is present in the room during those discussions.

Based on this annual evaluation of the CEO's performance, the BCC determines his bonus and incentive awards and formulates a salary recommendation to be presented to the Board at a later meeting. At that Board meeting, the CEO and any other ExxonMobil employees are excused from the room while the BCC presents its report and recommendations and the independent directors consider the report and take salary action. Feedback from the CEO's performance reviews and the compensation decisions made by the independent directors are normally communicated to the CEO directly by the Chair of the BCC. The BCC also reports to the shareholders on CEO compensation in each proxy statement.

In addition to the annual performance and compensation review procedure described above, which has been in place for many years, the independent directors are also free to discuss the CEO's performance during executive sessions at which only the independent directors are present. These formal executive sessions (currently scheduled for nine times per year) were initiated by the independent directors in September of 2002 and take place immediately following regular meetings of ExxonMobil's Board of Directors. The independent director executive sessions are chaired by the Chair of the BCC or by the Chair of the Board Affairs Committee (ExxonMobil's nominating and corporate governance committee, which also consists solely of independent directors) on an alternating basis.

The SEC has recognized that a potential conflict of interest may arise where company insiders participate in compensation decisions, or where compensation committee members interlock (i.e., serve on each other's compensation committees). The Commission has addressed this concern through Regulation S-K, Item 402(j), which requires disclosure of such situations. ExxonMobil supports the policy behind this disclosure item, and has never had a disclosure under it.

In short, in the absence of compensation committee interlocks there is no basis to suggest that a conflict of interest exists because executive compensation is determined by directors who serve as CEOs of other companies. To the contrary, it is the presumed independence of such directors which underpins SEC regulations such as Rule 16b-3.[2]

The sixth paragraph of the "Whereas" clause questions whether the Board "contains adequate diversity of relevant experience to respond to the many challenges facing our company." This statement falsely impugns the abilities of our directors without factual support. The paragraph also states that shareholders "have no choice among directors, other than withholding our vote...." As noted above, withholding a vote is only one of several choices available to shareholders who are not happy with the current Board. For example, shareholders are also free to suggest candidates to the Board Affairs Committee or to conduct their own solicitations.

The "Supporting Statement" paragraph states that the proposal is made in part because "investor confidence has been severely shaken." It is utterly false to assert that investor confidence in ExxonMobil has been severely shaken. In fact, shares of ExxonMobil have significantly outperformed both the S&P 500 and our industry peer group during the recent period of difficult market conditions. For the three years ending December 31, 2002, the annual average total return was -14.6% for the S&P 500 and -7.7% for our peer group (BP, Royal Dutch, Shell Transport & Trading, and ChevronTexaco), whereas ExxonMobil shares posted a return of -2.5%. For the most recent five years, ExxonMobil shares averaged a positive total

[2] The absence of compensation committee interlocks would also be a key requirement for independence of audit committee members under corporate governance standards proposed by the NYSE.

return of 5% per year, compared to -0.6% per year for the S&P 500 and 0.2% per year for our peer group.

It is also misleading to argue that shareholders should play "a more significant role in the election of corporate directors," since shareholders in fact elect the directors each year. The "Supporting Statement" paragraph also impugns the competence of our directors without factual foundation by suggesting that the "concerns of employees, plant neighbors, indigenous communities, and others impacted by Exxon Mobil" are not heard by the Board or "factored into the company's decisions." Lastly, the paragraph impugns our current directors without factual support by arguing that the company would be better served if such directors were replaced by directors from undefined "more varied backgrounds."

To summarize, false and misleading statements pervade virtually every sentence of the proposal. These include statements which are simply wrong and statements which impugn the current directors or amount to a charge of improper conduct without factual foundation in contravention of Note (b) to Rule 14a-9. Any revision of the proposal which adequately addressed these many problems would be so fundamentally different as to constitute a new proposal. Such a new proposal would not have been submitted by the deadline for our 2003 annual meeting established by Rule 14a-8(e). As the staff has stated in Staff Legal Bulletin No. 14 (July 13, 2001) at Question E. 1., "when a proposal and supporting statement will require detailed and extensive editing in order to bring them into compliance with the proxy rules, we may find it appropriate for companies to exclude the entire proposal, supporting statement, or both, as materially false or misleading." That is the case in this instance, and the entire proposal may therefore be omitted in accordance with Rule 14a-8(i)(3).[3]

Proposal relates to election of directors

As described in detail above, the proposal and supporting statement repeatedly question the competence, independence, and ability of ExxonMobil's current directors to discharge their responsibilities. The incumbent directors on the Board at the time of the 2003 annual meeting of shareholders are highly likely to stand for re-election at that meeting. The proposal may therefore be omitted under Rule 14a-8(i)(8).

We recognize that the staff generally does not agree with the exclusion of "multiple nominee" proposals under Rule 14a-8(i)(8) where the Board would retain the authority to nominate all candidates to be included in the Board's proxy material. However, the staff has consistently held that proposals which question the business judgment of directors who may stand for election at the upcoming annual meeting may be omitted under Rule 14a-8(i)(8), and -- as detailed above in the discussion of Rule 14a-8(i)(3) -- we believe that is precisely the purpose and effect of this proposal. See, for example, Novell, Inc. (available January 17, 2001)

[3] A violation of the proxy rules also constitutes a violation of federal law, providing a basis for omission of the proposal under Rule 14a-8(i)(2) as well.

(proposal and supporting statement appear to question the business judgment of board members who may stand for reelection at the upcoming annual meeting of shareholders); Honeywell International, Inc. (available March 2, 2000) (proposal appears to question the business judgment of board members who Honeywell indicates will stand for reelection at the upcoming annual meeting of shareholders); UAL Corporation (available January 18, 1991) (proposal, as well as certain contentions made in the accompanying supporting statement, question the business judgment, competence and service of the Company's directors who may stand for reelection at the upcoming annual meeting of shareholders); and American Telephone and Telegraph Co. (available January 28, 1983) (proposal designed to question the ability of the present members of the board to serve in such capacity, and therefore may be deemed to be an effort to oppose their solicitation for reelection).

If you have any questions or require additional information, please contact me directly at 972-444-1478. In my absence, please contact Lisa K. Bork at 972-444-1473.

Please file-stamp the enclosed copy of this letter and return it to me in the enclosed self-addressed postage-paid envelope. In accordance with SEC rules, I also enclose five additional copies of this letter and the enclosures. A copy of this letter and the enclosures is being sent to proponent and the proponent's representative. A copy of this letter and the enclosures is also being sent to each co-filer.

Sincerely,

James Earl Parsons

JEP:pdb

Enclosures

cc w/enc:

Proponent

The Catholic Funds
1100 West Wells Street
Milwaukee, WI 53233

Proponent representative

Mr. Scott Klinger
United for a Fair Economy/Responsible Wealth
37 Temple Place
Boston, MA 02111

Co-filers

Joan Boyle
321 E. 43rd Street, #904
New York, NY 10017

Northstar Asset Management Inc.
30 St. John Street
Boston, MA 02130

Withdrawn filer

Jennifer Ladd
245 Main Street
Northampton, MA 01060

EXHIBIT 1

THE CATHOLIC FUNDS®

GIVING VOICE TO CATHOLIC VALUES℠

Writer's
Direct phone: 414-278-6490
E-mail: tzimmer@catholicknights.com

December 17, 2002

BY UPS OVERNIGHT

Mr. Patrick T. Mulva
Secretary
Exxon Mobil Corporation
5959 Las Colinas Blvd.
Irving, Texas 75039-2298

Re: **Shareholder Proposal** for 2003 Annual Meeting

Dear Mr.Mulva:

I am president of The Catholic Funds, which includes The Catholic Equity Fund, which is an S&P 500 Index mutual fund (minus 6 companies excluded for abortion reasons) that seeks to advocate for the values espoused by Catholic social teaching. We emphasize these three areas:

1. Preserving and promoting human dignity, especially in the workplace;

2. Promoting fair but not excessive executive compensation;

3. Promoting effective oversight by boards of directors.

We are concerned about the crisis in corporate governance that continues to unfold. We believe it is time for a thorough review of the way our institutions are governed, and systemic change in the way that corporate directors are elected. The current system of self-selecting Boards of Directors has failed to protect the investments of shareholders and the interests of other stakeholders.

The Catholic Funds, Inc., through The Catholic Equity Fund, is the beneficial owner of 2,900 shares of Exxon Mobil common stock having a value in excess of $2,000, has owned this stock for more than a year, and intends to continue to hold this stock through the date of the Company's 2003 annual meeting. A verification of ownership is enclosed.

SHAREHOLDER RELATIONS

DEC 18 2002

NO. OF SHARES____________
DISTRIBUTION: ~~PTM; DLT;~~ DGH;
SMD; ~~FLR; REG; JEP; LKB~~

I am authorized by The Catholic Funds, Inc., through The Catholic Equity Fund, to notify you of our intention to present the attached proposal for consideration and action by the shareholders at the Company's 2003 annual meeting. I hereby submit the proposal for inclusion in the proxy statement for that meeting in accordance with Rule 14a-8 of the General Rules and Regulations of the Securities Act of 1934. The Fund is acting as a co-filer of this resolution, for which Jennifer Ladd is acting as the primary filer. One of the filing shareholders or our appointed representative will be present at the annual meeting to introduce the proposal. The proposal asks the Board of Directors to hold competitive director elections.

Please send copies of all correspondence pertaining to this resolution to: Scott Klinger; United for a Fair Economy/Responsible Wealth; 37 Temple Place; Boston, MA 02111, who is assisting us in filing this resolution. United for a Fair Economy and its Responsible Wealth project are national non-profit organizations working to address issues of income and wealth inequality both legislatively and through shareholder activism.

A commitment from Exxon Mobil to hold competitive board elections as requested would allow this resolution to be withdrawn. We believe that this proposal is in the best interest of Exxon Mobil and its shareholders..

Sincerely,

Theodore F. Zimmer
President

Encl.

cc: Scott Klinger

Competitive Board Elections

WHEREAS:

Shareholders have the right to elect directors, yet at each year's annual meeting, shareholders are presented a slate of nominees with the same number of candidates as the number of seats to be filled. The end result is that, in reality, the Board selects the directors, with shareholders having only the symbolic right of affirmation;

Our directors lead the company in a very competitive business. They should themselves be willing to compete in an election for their posts. Most Americans understand the concept of an election as offering a choice between candidates;

Of 12 corporate directors, two are employees of Exxon Mobil. Of the ten remaining directors, seven are current or retired Chairmen or CEOs of other corporations;

Management expert Peter Drucker recently wrote that one of the biggest management challenges facing multinational corporations will be balancing the conflicting demands on business made "by the corporation's various constituencies: customers, shareholders (especially institutional investors and pension funds), knowledge employees and communities." (The Economist, 11/1/2001). The Board's responsibility is to balance these varied interests in order to assure the corporation's long-term success;

Directors are called upon to make many critical decisions, including matters related to executive compensation. The fact that the overwhelming majority of Exxon Mobil directors either report to the CEO or are themselves CEOs at other companies raises serious concerns about potential conflicts of interest in setting executive compensation;

As shareholders we question whether Exxon Mobil's Board contains adequate diversity of relevant experience to respond to the many challenges facing our company, yet under the current director election process, we have no choice among directors, other than withholding our vote;

RESOLVED: Shareholders request that Exxon Mobil's next election of directors include a slate of nominees that is larger than the number of available Board seats by at least 50%.

SUPPORTING STATEMENT:

We believe that in this time when investor confidence has been severely shaken, a broad examination of our institutions' governance is in order. We believe that shareholders would be well served by playing a more significant role in the election of corporate directors. We believe the legitimate concerns of employees, plant neighbors, indigenous communities and others impacted by Exxon Mobil have a direct impact on the company's business and shareholders' investment, and therefore should be heard within the Boardroom and factored into the company's decisions. We believe our company would be better served if shareholders had the right and opportunity to elect directors from a competitive slate of directors that came from more varied backgrounds than do our current CEO-dominated Board.

Please vote FOR this proposal.

usbank.
Five Star Service Guaranteed

December 17, 2002

Mr. Patrick T. Mulva
Secretary
Exxon Mobil Corporation
5959 Las Colinas Blvd.
Irving, Texas 75039-2298

Re: The Catholic Funds, Inc.

Dear Mr. Mulva,

We are writing as the record holder of securities currently owned by The Catholic Equity Fund, a mutual fund that is part of The Catholic Funds, Inc., which is a registered investment company.

The Catholic Funds, Inc., through The Catholic Equity Fund and its predecessor mutual funds that were also part of The Catholic Funds, Inc., currently owns 2,900 shares of the common stock of ExxonMobil Corporation that it has owned continuously for more than one year. These shares are registered in the name of Cede & Co. (which is the street name for DTC). The Catholic Funds, Inc., has owned those shares continuously for more than one year.

Sincerely,

Dennis P. Roebel
Senior Trust Officer

Exxon Mobil Corporation
Investor Relations
5959 Las Colinas Boulevard
Irving, Texas 75039

ExxonMobil

December 20, 2002

VIA UPS - OVERNIGHT DELIVERY

Mr. Theodore F. Zimmer
President
The Catholic Funds
1100 West Wells Street
Milwaukee, WI 53233

Dear Mr. Zimmer:

This will acknowledge receipt of your letter indicating that you wish to co-file on behalf of The Catholic Funds, Inc. the proposal previously submitted by Jennifer Ladd concerning competitive board elections in connection with ExxonMobil's 2003 annual meeting of shareholders. By copy of a letter from US Bank, share ownership has been verified.

Since the proxy rules do not address co-sponsoring of proposals, we will assume that the Jennifer Ladd will be the sponsor of this proposal. Attached is a copy of our letter to Ms. Ladd acknowledging receipt of this proposal.

Sincerely,

David G. Henry
Section Head
Shareholder Relations

c: Jennifer Ladd
Scott Klinger, United for a Fair Economy/Responsible Wealth

Attachment

Joan Boyle
321 E. 43rd Street #904
New York, NY 10017

December 13, 2002

RECEIVED
DEC 18 2002
P.T. MULVA

Mr. Patrick T. Mulva
Secretary
Exxon Mobil Corporation
5959 Las Colinas Blvd.
Irving, Texas 75039-2298

Dear Mr. Mulva,

As an investor I am deeply concerned about the crisis in corporate governance that continues to unfold. I believe it is time for a thorough review of the way our institutions are governed, and systemic change in the way that corporate directors are elected. The current system of self-selecting Boards of Directors has failed to protect the investments of shareholders and the interests of other stakeholders.

Therefore as the beneficial owner, as defined under Rule 13(d)-3 of the General Rules and Regulations of the Securities Act of 1934, of **852** shares of Exxon Mobil common stock I am submitting for inclusion in the next proxy statement, in accordance with Rule 14a-8 of these General Rules, the enclosed shareholder proposal. I am acting as a co-filer of this resolution, for which Jennifer Ladd is acting as the primary filer. The proposal asks the Board of Directors to hold competitive director elections.

In accordance with Rule 14a-8 I have held these shares for more than one year and will continue to hold the requisite number of shares through the date of the next stockholders' annual meeting. Proof of ownership will be provided upon request. One of the filing shareholders or their appointed representative will be present at the annual meeting to introduce the proposal.

Please send copies of all correspondence pertaining to this resolution to: Scott Klinger; United for a Fair Economy/Responsible Wealth; 37 Temple Place; Boston, MA 02111, who is assisting me in filing this resolution. United for a Fair Economy and its Responsible Wealth project are national non-profit organizations working to address issues of income and wealth inequality both legislatively and through shareholder activism.

A commitment from Exxon Mobil to hold competitive board elections as requested would allow this resolution to be withdrawn. I believe that this proposal is in the best interest of Exxon Mobil and its shareholders.

Sincerely,

Joan Boyle

SHAREHOLDER RELATIC
DEC 18 2002
NO. OF SHARES________
DISTRIBUTION: ~~PTM; DLT~~; D
SMD; F~~LR; REG; JEP;~~

Competitive Board Elections

WHEREAS:

Shareholders have the right to elect directors, yet at each year's annual meeting, shareholders are presented a slate of nominees with the same number of candidates as the number of seats to be filled. The end result is that, in reality, the Board selects the directors, with shareholders having only the symbolic right of affirmation;

Our directors lead the company in a very competitive business. They should themselves be willing to compete in an election for their posts. Most Americans understand the concept of an election as offering a choice between candidates;

Of 12 corporate directors, two are employees of Exxon Mobil. Of the ten remaining directors, seven are current or retired Chairmen or CEOs of other corporations;

Management expert Peter Drucker recently wrote that one of the biggest management challenges facing multinational corporations will be balancing the conflicting demands on business made "by the corporation's various constituencies: customers, shareholders (especially institutional investors and pension funds), knowledge employees and communities." (The Economist, 11/1/2001). The Board's responsibility is to balance these varied interests in order to assure the corporation's long-term success;

Directors are called upon to make many critical decisions, including matters related to executive compensation. The fact that the overwhelming majority of Exxon Mobil directors either report to the CEO or are themselves CEOs at other companies raises serious concerns about potential conflicts of interest in setting executive compensation;

As shareholders we question whether Exxon Mobil's Board contains adequate diversity of relevant experience to respond to the many challenges facing our company, yet under the current director election process, we have no choice among directors, other than withholding our vote;

RESOLVED: Shareholders request that Exxon Mobil's next election of directors include a slate of nominees that is larger than the number of available Board seats by at least 50%.

SUPPORTING STATEMENT:

We believe that in this time when investor confidence has been severely shaken, a broad examination of our institutions' governance is in order. We believe that shareholders would be well served by playing a more significant role in the election of corporate directors. We believe the legitimate concerns of employees, plant neighbors, indigenous communities and others impacted by Exxon Mobil have a direct impact on the company's business and shareholders' investment, and therefore should be heard within the Boardroom and factored into the company's decisions. We believe our company would be better served if shareholders had the right and opportunity to elect directors from a competitive slate of directors that came from more varied backgrounds than do our current CEO-dominated Board.

Please vote FOR this proposal.

Exxon Mobil Corporation
Investor Relations
5959 Las Colinas Boulevard
Irving, Texas 75039

ExxonMobil

December 20, 2002

VIA UPS - OVERNIGHT DELIVERY

Ms. Joan Boyle
321 East 43rd Street, #904
New York, NY 10017

Dear Ms. Boyle:

This will acknowledge receipt of your letter indicating that you wish to co-file the proposal previously submitted by Jennifer Ladd concerning competitive board elections in connection with ExxonMobil's 2003 annual meeting of shareholders.

At this date we have not received proof of shareholdings, which is required by Rule 14a-8 of the Securities and Exchange Act of 1934. This information must be postmarked to us no later than 14 days from the date you receive this letter.

Since the proxy rules do not address co-sponsoring of proposals, we will assume that the Jennifer Ladd will be the sponsor of this proposal. Attached is a copy of our letter to Ms. Ladd acknowledging receipt of this proposal.

Sincerely,

David G. Henry
Section Head
Shareholder Relations

c: Jennifer Ladd
Scott Klinger, United for a Fair Economy/Responsible Wealth

Attachment

UBS | PaineWebber

UBS PaineWebber Inc.
610 S. Bryant Blvd.
San Angelo, TX 76903-6766
915 653 4525
915 655 7808 fax
800 365 0312
ubspainewebber.com

RECEIVED
JAN 03 2003
P.T. MULVA

December 31, 2002

Mr. Patrick T. Mulva
Secretary
Exxon Mobil Corporation
5959 Las Colinas Blvd.
Irving, Texas 75039-2298

Re: Joan Boyle, SS# 340-32-7494

Dear Mr. Mulva:

In regards to the above investor, UBS PaineWebber has been holding in streetname for Mrs. Boyle 852 shares of Exxon Mobil in her UBS PaineWebber account, LS-03460 continuously since November 30, 2001. If you need further information please do not hesitate to contact us. Thank you.

Regards,

Lee W. Horton
Branch Manager

cc: Joan Boyle
321 E. 43rd Street, #904
New York, NY 10017

NORTHSTAR ASSET MANAGEMENT INC.

SOCIALLY
RESPONSIBLE
PORTFOLIO
MANAGEMENT

RECEIVED
DEC 17 2002
P.T. MULVA

SHAREHOLDER RELATIONS
DEC 17 2002
NO. OF SHARES________
DISTRIBUTION: ~~PTM; DLT;~~ DGH;
SMD; ~~FLR; REG; JEP; LKB~~

December 16, 2002

Mr. Patrick T. Mulva
Secretary
Exxon Mobil Corporation
5959 Las Colinas Blvd.
Irving, Texas 75039-2298

Dear Mr. Mulva,

As investors we are deeply concerned about the crisis in corporate governance that continues to unfold. We believe it is time for a thorough review of the way our institutions are governed, and systemic change in the way that corporate directors are elected. The current system of self-selecting Boards of Directors has failed to protect the investments of shareholders and the interests of other stakeholders.

Therefore as the beneficial owner, as defined under Rule 13(d)-3 of the General Rules and Regulations of the Securities Act of 1934, of 20,000 shares of Exxon Mobil common stock, we are submitting for inclusion in the next proxy statement, in accordance with Rule 14a-8 of these General Rules, the enclosed shareholder proposal. We are acting as a co-filer of this resolution, for which Jennifer Ladd is acting as the primary filer. The proposal asks the Board of Directors to hold competitive director elections.

In accordance with Rule 14a-8 we have held these shares for more than one year and will continue to hold the requisite number of shares through the date of the next stockholders' annual meeting. Proof of ownership will be provided upon request. One of the filing shareholders or their appointed representative will be present at the annual meeting to introduce the proposal.

Please send copies of all correspondence pertaining to this resolution to: Scott Klinger; United for a Fair Economy/Responsible Wealth; 37 Temple Place; Boston, MA 02111, who is assisting us in filing this resolution. United for a Fair Economy and its Responsible Wealth project are national non-profit organizations working to address issues of income and wealth inequality both legislatively and through shareholder activism.

30 ST. JOHN STREET BOSTON MASSACHUSETTS 02130 TEL 617 522-2635 FAX 617 522-3165

A commitment from Exxon Mobil to hold competitive board elections as requested would allow this resolution to be withdrawn. We believe that this proposal is in the best interest of Exxon Mobil and its shareholders.

Sincerely,

Julie N. W. Goodridge,
President

Competitive Board Elections

WHEREAS:

Shareholders have the right to elect directors, yet at each year's annual meeting, shareholders are presented a slate of nominees with the same number of candidates as the number of seats to be filled. The end result is that, in reality, the Board selects the directors, with shareholders having only the symbolic right of affirmation;

Our directors lead the company in a very competitive business. They should themselves be willing to compete in an election for their posts. Most Americans understand the concept of an election as offering a choice between candidates;

Of 12 corporate directors, two are employees of Exxon Mobil. Of the ten remaining directors, seven are current or retired Chairmen or CEOs of other corporations;

Management expert Peter Drucker recently wrote that one of the biggest management challenges facing multinational corporations will be balancing the conflicting demands on business made "by the corporation's various constituencies: customers, shareholders (especially institutional investors and pension funds), knowledge employees and communities." (The Economist, 11/1/2001). The Board's responsibility is to balance these varied interests in order to assure the corporation's long-term success;

Directors are called upon to make many critical decisions, including matters related to executive compensation. The fact that the overwhelming majority of Exxon Mobil directors either report to the CEO or are themselves CEOs at other companies raises serious concerns about potential conflicts of interest in setting executive compensation;

As shareholders we question whether Exxon Mobil's Board contains adequate diversity of relevant experience to respond to the many challenges facing our company, yet under the current director election process, we have no choice among directors, other than withholding our vote;

RESOLVED: Shareholders request that Exxon Mobil's next election of directors include a slate of nominees that is larger than the number of available Board seats by at least 50%.

SUPPORTING STATEMENT:

We believe that in this time when investor confidence has been severely shaken, a broad examination of our institutions' governance is in order. We believe that shareholders would be well served by playing a more significant role in the election of corporate directors. We believe the legitimate concerns of employees, plant neighbors, indigenous communities and others impacted by Exxon Mobil have a direct impact on the company's business and shareholders' investment, and therefore should be heard within the Boardroom and factored into the company's decisions. We believe our company would be better served if shareholders had the right and opportunity to elect directors from a competitive slate of directors that came from more varied backgrounds than do our current CEO-dominated Board.

Please vote <u>FOR</u> this proposal.

Exxon Mobil Corporation
Investor Relations
5959 Las Colinas Boulevard
Irving, Texas 75039

ExxonMobil

December 20, 2002

VIA UPS - OVERNIGHT DELIVERY

Ms. Julie N.W. Goodridge
President
Northstar Asset Management, Inc.
30 St. John Street
Boston, MA 02130

Dear Ms. Goodridge:

This will acknowledge receipt of your letter indicating that you wish to co-file the proposal previously submitted by Ms. Jennifer Ladd concerning competitive board elections in connection with ExxonMobil's 2003 annual meeting of shareholders.

Since the proxy rules do not address co-sponsoring of proposals, we will assume that Ms. Jennifer Ladd will be the sponsor of this proposal. Attached is a copy of our letter to her acknowledging receipt of this proposal.

At this date we have not received proof of shareholdings, which is required by Rule 14a-8 of the Securities and Exchange Act of 1934. This information must be postmarked to us no later than 14 days from the date you receive this letter.

Sincerely,

David G. Henry
Section Head
Shareholder Relations

c: Mr. Scott Klinger
United for a Fair Economy/Responsible Wealth
Ms. Jennifer Ladd

Attachment

NORTHSTAR ASSET MANAGEMENT INC

SOCIALLY RESPONSIBLE PORTFOLIO MANAGEMENT

December 27, 2002

VIA FedEx – 2 day delivery

Mr. David G. Henry
Section Head
Shareholder Relations
Exxon Mobil Corporation
5959 Las Colinas Boulevard
Irving, TX 75039

Dear Mr. Henry:

Enclosed please find proof of shareholdings, as requested in your letter dated December 20, 2002, which we submit as co-filer of the shareholder proposal concerning competitive board elections previously submitted by Ms. Jennifer Ladd.

Thank you for your attention.

Sincerely,

Julie N.W. Goodridge
President

30 ST. JOHN STREET BOSTON MASSACHUSETTS 02130 · TEL 617 522-2635 FAX 617 522-3165

Donna Katz Colahan
Vice President
Financial Advisor
Rule 144 Specialist

One Corporate Place
55 Ferncroft Road, Suite 201
Danvers, MA 01923

toll free 800 730 3326
tel 978 739 9608
fax 978 739 9650

MorganStanley

December 26, 2002

Mr. David G. Henry
Section Head
Shareholder Relations
Exxon Mobil Corporation
5959 Las Colinas Boulevard
Irving, TX 75039

Dear Mr. Henry;

Morgan Stanley acts as a custodian for NorthStar Asset Management, Inc. As of December 18, 2002, NorthStar held 10,000 shares of Exxon Mobil common stock in its clients' account. NorthStar has continuously held these shares for the clients prior to December 1, 2001.

Sincerely,

D.K. Colahan

Donna Colahan
Morgan Stanley

Investments and Services are offered through Morgan Stanley DW Inc., member SIPC

245 Main Street
Northampton, MA 01060
December 13, 2002

RECEIVED
DEC 17 2002
P.T. MULVA

Mr. Patrick T. Mulva
Secretary
Exxon Mobil Corporation
5959 Las Colinas Blvd.
Irving, Texas 75039-2298

Dear Mr. Mulva,

As an investor I am deeply concerned about the crisis in corporate governance that continues to unfold. I believe it is time for a thorough review of the way our institutions are governed, and systemic change in the way that corporate directors are elected. The current system of self-selecting Boards of Directors has failed to protect the investments of shareholders and the interests of other stakeholders.

Therefore as the beneficial owner, as defined under Rule 13(d)-3 of the General Rules and Regulations of the Securities Act of 1934, of **200** shares of Exxon Mobil common stock I am submitting for inclusion in the next proxy statement, in accordance with Rule 14a-8 of these General Rules, the enclosed shareholder proposal. The proposal asks the Board of Directors to hold competitive director elections. As you know, I filed a similar resolution last year. The enclosed resolution has been changed to eliminate the "two resolution" conclusion reached by the SEC in their "no action" ruling.

I am acting as the primary filer of this resolution that I expect others to co-file. In accordance with Rule 14a-8 I have held these shares for more than one year and will continue to hold the requisite number of shares through the date of the next stockholders' annual meeting. Proof of ownership will be provided upon request. One of the filing shareholders or their appointed representative will be present at the annual meeting to introduce the proposal.

Please send copies of all correspondence pertaining to this resolution to: Scott Klinger; United for a Fair Economy/Responsible Wealth; 37 Temple Place; Boston, MA 02111, who is assisting me in filing this resolution. United for a Fair Economy and its Responsible Wealth project are national non-profit organizations working to address issues of income and wealth inequality both legislatively and through shareholder activism.

A commitment from Exxon Mobil to hold competitive board elections as requested would allow this resolution to be withdrawn. I believe that this proposal is in the best interest of Exxon Mobil and its shareholders.

Sincerely,

Jennifer Ladd

SHAREHOLDER RELATION

DEC 17 2002

NO. OF SHARES________
DISTRIBUTION: P~~TM; DLT~~; DG
SMD; ~~FLR; REG; JEP; I~~

Competitive Board Elections

WHEREAS:

Shareholders have the right to elect directors, yet at each year's annual meeting, shareholders are presented a slate of nominees with the same number of candidates as the number of seats to be filled. The end result is that, in reality, the Board selects the directors, with shareholders having only the symbolic right of affirmation;

Our directors lead the company in a very competitive business. They should themselves be willing to compete in an election for their posts. Most Americans understand the concept of an election as offering a choice between candidates;

Of 12 corporate directors, two are employees of Exxon Mobil. Of the ten remaining directors, seven are current or retired Chairmen or CEOs of other corporations;

Management expert Peter Drucker recently wrote that one of the biggest management challenges facing multinational corporations will be balancing the conflicting demands on business made "by the corporation's various constituencies: customers, shareholders (especially institutional investors and pension funds), knowledge employees and communities." (The Economist, 11/1/2001). The Board's responsibility is to balance these varied interests in order to assure the corporation's long-term success;

Directors are called upon to make many critical decisions, including matters related to executive compensation. The fact that the overwhelming majority of Exxon Mobil directors either report to the CEO or are themselves CEOs at other companies raises serious concerns about potential conflicts of interest in setting executive compensation;

As shareholders we question whether Exxon Mobil's Board contains adequate diversity of relevant experience to respond to the many challenges facing our company, yet under the current director election process, we have no choice among directors, other than withholding our vote;

RESOLVED: Shareholders request that Exxon Mobil's next election of directors include a slate of nominees that is larger than the number of available Board seats by at least 50%.

SUPPORTING STATEMENT:

We believe that in this time when investor confidence has been severely shaken, a broad examination of our institutions' governance is in order. We believe that shareholders would be well served by playing a more significant role in the election of corporate directors. We believe the legitimate concerns of employees, plant neighbors, indigenous communities and others impacted by Exxon Mobil have a direct impact on the company's business and shareholders' investment, and therefore should be heard within the Boardroom and factored into the company's decisions. We believe our company would be better served if shareholders had the right and opportunity to elect directors from a competitive slate of directors that came from more varied backgrounds than do our current CEO-dominated Board.

Please vote FOR this proposal.

Exxon Mobil Corporation
5959 Las Colinas Boulevard
Irving, Texas 75039-2298
972 444 1153 Telephone
972 444 1505 Facsimile

Darrin L. Talley
Manager, Investor Relations

ExxonMobil

December 20, 2002

VIA UPS - OVERNIGHT DELIVERY

Ms. Jennifer Ladd
245 Main Street
Northampton, MA 01060

Dear Ms. Ladd:

This will acknowledge receipt of the proposal concerning competitive board elections, which you have submitted in connection with ExxonMobil's 2003 annual meeting of shareholders.

You should note that, if your proposal is not withdrawn or excluded, you or a representative, who is qualified under New Jersey law to present the proposal on your behalf, must attend the annual meeting in person to present the proposal.

At this date we have not received proof of shareholdings, which is required by Rule 14a-8 of the Securities and Exchange Act of 1934. This information must be postmarked to us no later than 14 days from the date you receive this letter.

We spoke earlier this year regarding a similar proposal submitted for the 2002 annual meeting. As we explained at the time, we do not believe that nominating multiple candidates for open board seats is consistent with the board's fiduciary duty to nominate the best available candidates; would tend to undermine board effectiveness; and would not be in the best interest of our shareholders. If you are interested in continuing that dialogue, contact Dave Henry on my staff at 972.444.1193 for such a discussion.

Sincerely,

Darrin Talley
DGH

c: Mr. Scott Klinger
United for a Fair Economy/Responsible Wealth

Exxon Mobil Corporation
5959 Las Colinas Boulevard
Irving, Texas 75039-2298

Patrick T. Mulva
Vice President, Investor Relations
and Secretary

ExxonMobil

January 10, 2003

VIA UPS - OVERNIGHT DELIVERY

Mr. Theodore F. Zimmer
President
The Catholic Funds, Inc.
1100 West Wells Street
Milwaukee, WI 53233

Ms. Joan Boyle
321 East 43rd Street, #904
New York, NY 10017

Ms. Julie N.W. Goodridge
President
Northstar Asset Management, Inc.
30 St. John Street
Boston, MA 02130

This is to inform you that Ms. Jennifer Ladd, who filed the proposal concerning competitive board elections in connection with ExxonMobil's 2003 annual meeting of shareholders, did not provide timely proof of her shareholdings, which is required by Rule 14a-8 of the Securities and Exchange Act of 1934. We have been advised by Mr. Scott Klinger that Ms. Ladd is withdrawing her proposal.

Please advise us promptly whether you and the other co-filers intend to proceed with this proposal in light of the withdrawal by the lead proponent. If so, we will assume that The Catholic Funds, Inc., the earliest co-filer to verify share ownership, will take over as the new lead proponent unless you advise us otherwise.

You should note that if the proposal is not withdrawn or excluded, you or a representative, who is qualified under New Jersey law to present the proposal on your behalf, must attend the annual meeting in person to present the proposal.

Sincerely,

c: Mr. Scott Klinger, United for a Fair Economy/Responsible Wealth
Ms. Jennifer Ladd

RECEIVED
JAN 13 2003
P.T. MULVA

245 Main Street, #207
Northampton, MA 01060
January 8, 2003

Mr. Patrick T. Mulva
Corporate Secretary
Exxon Mobil Corporation
5959 Las Colinas Blvd.
Irving, TX 75039-2298

Dear Mr. Mulva,

I am writing to respectfully wirhdraw as a co-filer of the shareholder proposal calling for competitive board elections. It is my understanding that the other co-filers of the resolution continue to intend to present this resolution at the next shareholder's meeting.

Sincerely,

Jennifer Ladd

SHAREHOLDER RELATIONS

JAN 13 2003

NO. OF SHARES
DISTRIBUTION: PTM; DLT; DGH; SMD; FLR; REG; JEP; LKB

37 Temple Place, 2nd Floor, Boston, Massachusetts 02111 | Tel: 617 423 2148 | Fax: 617 423 0191 | www.responsiblewealth.org | info@responsiblewealth.org

February 17, 2003

RECEIVED
2003 FEB 21 PM 3:59
OFFICE OF CHIEF COUNSEL
CORPORATION FINANCE

Office of the Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, NW
Washington, D.C. 20549

re: No-Action Request of Exxon Mobil (dated January 23, 2003) concerning shareholder proposal on board elections filed by Catholic Social Funds *et al* (the "Proponents")

Ladies and Gentlemen:

This letter responds to Exxon Mobil Corporation's (the "Company") intention to omit a shareholder proposal asking the Company to hold competitive board elections (the "Proposal"). The Proposal was filed under Rule 14a-8 and submitted by three of the Company's shareholders.

The Company believes that the Proposal should be omitted because it contains false and misleading statements and because it calls into question the current composition of the Board of Directors.

The Proponents disagree with the Company's arguments and believe that the "no-action" request has been made to deny shareholders the right to vote on alternative board election procedures, despite the Commission's consistent stance that shareholders do have the right to consider multiple nominee proposals. For this reason, the Proponents respectfully request the Commission to deny the Company's petition for no-action relief.

I. Except For An Arithmetic Error In The Third Whereas, The Proposal Contains No False Or Misleading Statements.

The Company claims six instances of false and misleading statements. The following responds to each claim:

First Whereas--The Proposal asserts that shareholders have only a symbolic right of affirmation. The Company asserts that this statement is false and misleading because shareholders may submit nominations to the Board Affairs Committee or may solicit an independent proxy. Submitting nominations to the Board Affairs Committee would not result in more candidates than slots unless our Proposal were adopted. The Company knows the cost and difficulty of shareholder proxy campaigns are such that this has happened only rarely. Thus, the Proposal accurately states that shareholders have been presented with a slate with the same number of candidates as slots. It is not misleading to say that this leaves shareholders with "only the symbolic right of affirmation." It is interesting to note that the Company comments favorably on shareholders adding candidates to the slate. This suggests that the Company does not really have a problem with the principle of having more candidates than slots. Our Proposal would, in fact, leave the selection of the additional candidates to the Board and does not ask for direct shareholder nomination of the additional candidates.

Second Whereas—Contrary to the Company's argument, the Proposal does not suggest that the Company's are unwilling to compete in an election. In fact it predicts that, given their success in a very competitive environment, they probably would be willing. We are happy to have the Company confirm that they are willing to compete.

Third Whereas--The Proponents acknowledge the incorrect number of non-employee directors and will amend the Proposal to reflect the correct number as stated by the Company,

Fourth Whereas--The Proposal says that the "Board's responsibility is to balance these varied interests in order to assure the corporation's long-term success." The Company's letter says that the "interests of other groups are taken into account so that the Board may most effectively serve the interests of the shareholders." We submit that these statements mean virtually the same thing and that both acknowledge that the Board's first duty is to the shareholders. We do not understand why our statement is misleading if the Company's statement is not misleading.

Fifth Whereas—The Proposal states that directors who report to the CEO or are themselves CEOs may feel a conflict of interest in setting executive compensation. This statement is obviously true. One of the most important functions of the Board is evaluating the CEO and determining his level of pay. The Proponents strongly believe that individuals who are themselves subject to similar executive compensation structures face significant potential conflicts of interest in controlling CEO pay. Whether the conflict rises to a level that falls with SEC regulations is irrelevant. To say that a person may be in a situation of conflict of interest is not to say that the person has allowed him/herself to be swayed. It does, however, imply that reducing conflicts of interest is usually a good policy, an implication with which the SEC would probably concur.

Sixth Whereas—The Company's response appears to reject the now commonly accepted truth that adding diversity to a group, even a group of the most competent and moral people, widens and deepens the collective wisdom of the group. Suggesting that a board would be improved by adding diversity does not in the slightest impugn the abilities of the current directors.

Supporting Statement—First Sentence--The reference in the Supporting Statement to investor confidence being severely shaken is intended to refer to interesting to note that the Company comments favorably on shareholders adding candidates to the slate. This suggests that the Company does not really have a problem with the principle of having more candidates than slots. Our Proposal would, in fact, leave the selection of the additional candidates to the Board and does not ask for direct shareholder nomination of the additional candidates.

Second Whereas—Contrary to the Company's argument, the Proposal does not suggest that the Company's are unwilling to compete in an election. In fact it predicts that, given their success in a very competitive environment, they probably would be willing. We are happy to have the Company confirm that they are willing to compete.

Third Whereas--The Proponents acknowledge the incorrect number of non-employee directors and will amend the Proposal to reflect the correct number as stated by the Company,

Fourth Whereas--The Proposal says that the "Board's responsibility is to balance these varied interests in order to assure the corporation's long-term success." The Company's letter says that the "interests of other groups are taken into account so that the Board may most effectively serve the interests of the shareholders." We submit that these statements mean virtually the same thing and that both acknowledge that the Board's first duty is to the shareholders. We do not understand why our statement is misleading if the Company's statement is not misleading.

Fifth Whereas—The Proposal states that directors who report to the CEO or are themselves CEOs may feel a conflict of interest in setting executive compensation. This statement is obviously true. One of the most important functions of the Board is evaluating the CEO and determining his level of pay. The Proponents strongly believe that individuals who are themselves subject to similar executive compensation structures face significant potential conflicts of interest in controlling CEO pay. Whether the conflict rises to a level that falls with SEC regulations is irrelevant. To say that a person may be in a situation of conflict of interest is not to say that the person has allowed him/herself to be swayed. It does, however, imply that reducing conflicts of interest is usually a good policy, an implication with which the SEC would probably concur.

Sixth Whereas—The Company's response appears to reject the now commonly accepted truth that adding diversity to a group, even a group of the most competent and moral people, widens and deepens the collective wisdom of the group. Suggesting that a board would be improved by adding diversity does not in the slightest impugn the abilities of the current directors.

Supporting Statement—First Sentence--The reference in the Supporting Statement to investor confidence being severely shaken is intended to refer to the broader equity market, not the Company in particular. The Company, of course, has been adversely affected by the broad market declines, for as they note shareholders have lost money in the Company's stock over the last three years. If in the opinion of the Commission the phrase in question is deemed confusing, the Proponents would be happy to amend the Proposal to: "investor confidence in equity markets has been severely shaken. . ."

Supporting Statement—Second Sentence--The Proposal opines that shareholders should play a "more significant role" in director election. The Company's response essentially is that it is impossible for shareholders to play a "more" significant role, and therefore the Proposal's opinion is misleading. Since it is obviously possible to conceive of many ways in which shareholders could play a "more significant" role, the statement is not misleading. In any event, it is a statement of opinion.

Supporting Statement—Third Sentence—To clarify the intended meaning of the third sentence, we would agree to amend the second clause so that it would read: ". . . and therefore should be more directly heard within the Boardroom and thus be factored more effectively into the company's decisions."

Supporting Statement—Fourth Sentence—The factual support for the Proposal's statement is the one mentioned above—i.e., adding diversity improves any group, even a group of gentlepersons and scholars. It is hard to believe that the Company really believes that suggesting an increase in diversity "impugns our current directors."

II. The Commission Should Deny the Company's Request For No-Action Relief

The Commission should deny the Company's request for no-action relief because only errors are slight and easily corrected, as noted above.

III. Offer in Compromise

While the Proponents believe the Whereases and Supporting Statement of their Proposal are fair and clear, our primary interest is in allowing the Company's shareholders to consider the resolution itself. We do not wish to be adversarial and would think that the Company's management and directors would welcome learning of the shareholders' views on this important matter. If the Whereases and Supporting Statement are getting in the way, we would be willing to agree with the Company to replace the Proposal with the enclosed revised version. If the Company is not interested, we maintain our request that the Commission deny the Company's request for no-action relief.

IV. Copies

In accordance with Rule 14a-8(j), please find enclosed six (6) copies of this letter. A copy of this letter is simultaneously being sent to James Earl Parsons, Counsel of Exxon Mobil Corporation and each of the co-filers.

Very Truly Yours,

Scott Klinger
Co-Director
Responsible Wealth

cc: James Earl Parsons, Exxon Mobil Corporation
Ted Zimmer, Catholic Funds
North Star Asset Management
Joan Boyle

Competitive Board Elections

WHEREAS:

Shareholders have the right to elect directors, yet at each year's annual meeting, shareholders are presented a slate of nominees with the same number of candidates as the number of seats to be filled. While shareholders have the legal right to communicate with all the Company's shareholders and urge them to write in one or more candidates, that procedure is so expensive that it is very rarely feasible. As a result, as a practical matter shareholders do not have the opportunity to evaluate and choose between competing candidates.

Our resolution would not give any shareholder or shareholder group a new right to cause their candidate to appear on the slate. Rather, it would merely require the Company's Board, through its own nominating committee (the Board Affairs Committee), to find additional candidates that it deems qualified for the position.

We in the United States believe that competition increases quality and that election generally implies a choice between competing candidates. We believe that following these principles in board elections would well serve the Company and its shareholders.

RESOLVED: Shareholders request that Exxon Mobil's next election of directors include a slate of nominees that is larger than the number of available Board seats by at least 50%.

SUPPORTING STATEMENT:

We believe that in this time when investor confidence in equity markets has been severely shaken, a broad examination of our institutions' governance is in order. Our proposal is a moderate step in that direction.

Please vote <u>FOR</u> this proposal.

Exxon Mobil Corporation
5959 Las Colinas Boulevard
Irving, Texas 75039-2298
972 444 1478 Telephone
972 444 1432 Facsimile
james.e.parsons@exxonmobil.com

James Earl Parsons
Counsel

ExxonMobil

March 10, 2003

VIA Fax/Network Courier

U. S. Securities and Exchange Commission
Division of Corporation Finance
Office of Chief Counsel
450 Fifth Street, N.W.
Washington, DC 20549

RE: Securities Exchange Act of 1934 -- Section 14(a); Rule 14a-8
Shareholder Proposal Regarding Additional Director Nominees

Gentlemen and Ladies:

By letter dated January 23, 2003, ExxonMobil advised you of our intention to omit from the proxy material for our 2003 annual meeting a shareholder proposal from The Catholic Funds and several co-sponsors regarding additional director nominees.

We have received a copy of a letter to you dated February 17, 2003, from Mr. Scott Klinger, as representative of the proponents, responding to our January 23 letter. The February 17 letter from Mr. Klinger includes an "Offer in Compromise," under which the proponents offer to replace the proposal and supporting statement as originally submitted with the revised version attached to that February 17 letter.

After further discussions with Mr. Klinger, we have agreed to accept the proponents' offer. The revised version of the supporting statement and proposal will be included in the proxy material for ExxonMobil's 2003 annual meeting. We therefore withdraw our no-action letter request on this proposal, as the matter is now moot.

If you have any questions or require additional information, please contact me directly at 972-444-1478. In my absence, please contact Lisa K. Bork at 972-444-1473.

Please file-stamp the enclosed copy of this letter and return it to me in the enclosed self-addressed postage-paid envelope. In accordance with SEC rules, I also enclose five additional copies of this letter and the enclosures. A copy of this letter and the enclosures is being sent to proponent and the proponent's representative. A copy of this letter and the enclosures is also being sent to each co-filer.

Sincerely,

James Earl Parsons

JEP

cc:

Proponent
The Catholic Funds
1100 West Wells Street
Milwaukee, WI 53233

Proponent representative
Mr. Scott Klinger
United for a Fair Economy/Responsible Wealth
37 Temple Place
Boston, MA 02111

Co-filers
Joan Boyle
321 E. 43rd Street, #904
New York, NY 10017

Northstar Asset Management Inc.
30 St. John Street
Boston, MA 02130

Withdrawn filer
Jennifer Ladd
245 Main Street
Northampton, MA 01060

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-0402

DIVISION OF
CORPORATION FINANCE

March 17, 2003

James Earl Parsons
Counsel
ExxonMobil Corporation
5959 Las Colinas Boulevard
Irving, TX 75039-2298

Re: ExxonMobil Corporation

Dear Mr. Parsons:

This is in regard to your letter dated March 10, 2003 concerning the shareholder proposal submitted by The Catholic Funds, Inc., Joan Boyle and Northstar Asset Management Inc. for inclusion in ExxonMobil's proxy materials for its upcoming annual meeting of security holders. Your letter indicates that you intend to include the proponents' revised proposal, and that ExxonMobil therefore withdraws its request for a no-action letter from the Division received on January 27, 2003 [dated January 23, 2002]. Because the matter is now moot, we will have no further comment.

Sincerely,

Alex Shukhman
Attorney-Advisor

cc: Scott Klinger
Co-Director
United for a Fair Economy/Responsible Wealth
37 Temple Place
2nd Floor
Boston, MA 02111

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-0402

DIVISION OF
CORPORATION FINANCE

March 17, 2003

James Earl Parsons
Counsel
ExxonMobil Corporation
5959 Las Colinas Boulevard
Irving, TX 75039-2298

Re: ExxonMobil Corporation

Dear Mr. Parsons:

This is in regard to your letter dated March 10, 2003 concerning the shareholder proposal submitted by The Catholic Funds, Inc., Joan Boyle and Northstar Asset Management Inc. for inclusion in ExxonMobil's proxy materials for its upcoming annual meeting of security holders. Your letter indicates that you intend to include the proponents' revised proposal, and that ExxonMobil therefore withdraws its request for a no-action letter from the Division received on January 27, 2003 [dated January 23, 2002]. Because the matter is now moot, we will have no further comment.

Sincerely,

Alex Shukhman
Attorney-Advisor

cc: Scott Klinger
Co-Director
United for a Fair Economy/Responsible Wealth
37 Temple Place
2nd Floor
Boston, MA 02111

Shareholder Proposal

PC

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-0402

DIVISION OF
CORPORATION FINANCE

March 17, 2003

James Earl Parsons
Counsel
ExxonMobil Corporation
5959 Las Colinas Boulevard
Irving, TX 75039-2298

Re: ExxonMobil Corporation

Dear Mr. Parsons:

This is in regard to your letter dated March 10, 2003 concerning the shareholder proposal submitted by The Catholic Funds, Inc., Joan Boyle and Northstar Asset Management Inc. for inclusion in ExxonMobil's proxy materials for its upcoming annual meeting of security holders. Your letter indicates that you intend to include the proponents' revised proposal, and that ExxonMobil therefore withdraws its request for a no-action letter from the Division received on January 27, 2003 [dated January 23, 2002]. Because the matter is now moot, we will have no further comment.

Sincerely,

Alex Shukhman

Alex Shukhman
Attorney-Advisor

cc: Scott Klinger
Co-Director
United for a Fair Economy/Responsible Wealth
37 Temple Place
2nd Floor
Boston, MA 02111

Files

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-0402

DIVISION OF
CORPORATION FINANCE

March 17, 2003

James Earl Parsons
Counsel
ExxonMobil Corporation
5959 Las Colinas Boulevard
Irving, TX 75039-2298

Re: ExxonMobil Corporation

Dear Mr. Parsons:

This is in regard to your letter dated March 10, 2003 concerning the shareholder proposal submitted by The Catholic Funds, Inc., Joan Boyle and Northstar Asset Management Inc. for inclusion in ExxonMobil's proxy materials for its upcoming annual meeting of security holders. Your letter indicates that you intend to include the proponents' revised proposal, and that ExxonMobil therefore withdraws its request for a no-action letter from the Division received on January 27, 2003 [dated January 23, 2002]. Because the matter is now moot, we will have no further comment.

Sincerely,

Alex Shukhman
Attorney-Advisor

cc: Scott Klinger
Co-Director
United for a Fair Economy/Responsible Wealth
37 Temple Place
2nd Floor
Boston, MA 02111

DIVISION OF
CORPORATION FINANCE

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-0402

Alex

March 17, 2003

James Earl Parsons
Counsel
ExxonMobil Corporation
5959 Las Colinas Boulevard
Irving, TX 75039-2298

Re: ExxonMobil Corporation

Dear Mr. Parsons:

This is in regard to your letter dated March 10, 2003 concerning the shareholder proposal submitted by The Catholic Funds, Inc., Joan Boyle and Northstar Asset Management Inc. for inclusion in ExxonMobil's proxy materials for its upcoming annual meeting of security holders. Your letter indicates that you intend to include the proponents' revised proposal, and that ExxonMobil therefore withdraws its request for a no-action letter from the Division received on January 27, 2003 [dated January 23, 2002]. Because the matter is now moot, we will have no further comment.

Sincerely,

Alex Shukhman

Alex Shukhman
Attorney-Advisor

cc: Scott Klinger
Co-Director
United for a Fair Economy/Responsible Wealth
37 Temple Place
2nd Floor
Boston, MA 02111